                                      FILED BY FREEMARKETS, INC. AND ADEXA, INC.


                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                 AND DEEMED FILED PURSUANT TO RULE 14A-12 OF THE
                                                 SECURITIES EXCHANGE ACT OF 1934

                                                   SUBJECT COMPANY:  ADEXA, INC.
                                                  COMMISSION FILE NO.: 000-27913


               THE FOLLOWING IS A SUMMARY OF A SLIDE PRESENTATION
                   GIVEN BY ADEXA, INC. ON FEBRUARY 15, 2001



                                   ADEXA, INC.

                               DR. K. CYRUS HADAVI
                                  FEBRUARY 2001

                                  [ADEXA LOGO]

Agenda

-  ABOUT ADEXA
-  Adexa's Value Proposition
-  Adexa's Products
-  Adexa & FreeMarkets

What Does Adexa Software Do?

Our products are used by Global 2000 companies to:
-  Reduce direct materials cost
-  Eliminate manufacturing inefficiencies
-  Improve customer relations to stimulate revenue growth
-  Leverage the Internet to increase the velocity of their business.

Strong Global Presence

[GRAPHIC SHOWING ADEXA'S LOCATIONS ON A WORLD MAP, AROUND WHICH ARE THE FOLLOWING LISTS OF LOCATIONS:

North America
-  Los Angeles, CA
-  Boston, MA
-  Mt. Olive, New Jersey
-  Atlanta, GA
-  Westport, CT
-  Toronto, Canada

Europe
-  Brussels, Belgium
-  Munich, Germany
-  London, England

Asia/Pacific
-  Tokyo, Japan
-  Seoul, South Korea
-  Taipei, Taiwan
-  Singapore]


[PIE GRAPH IN THE UPPER RIGHT SHOWING REGIONAL REVENUE BREAKDOWN]

Dynamic Growth

[BAR GRAPH DEPICTING THE INCREASE IN ANNUAL REVENUES (IN MILLIONS) FROM 1995 THROUGH 2000, ABOVE WHICH ARE THE FOLLOWING LOGOS: INC. 500, 2000 DELOITTE & TOUCHE TECHNOLOGY FAST 500 AND COMPUTERWORLD EMERGING COMPANIES 2001]

Target Markets

-  Semiconductor
-  High-Tech/Electronics
-  Textiles, Apparel & Furniture
-  Automotive Aerospace & Defense

[A DEMONSTRATIVE PHOTOGRAPH ACCOMPANIES EACH ITEM LISTED ABOVE]

Semiconductor Customers

[GRAPHIC SHOWING CUSTOMER LOGOS]

Electronics Customers

[GRAPHIC SHOWING CUSTOMER LOGOS]

Textiles and Apparel

[GRAPHIC SHOWING CUSTOMER LOGOS]

Industrial and CPG

[GRAPHIC SHOWING CUSTOMER LOGOS]

Automotive, Aerospace & Defense

[GRAPHIC SHOWING CUSTOMER LOGOS]

Strategic Alliances

[COLUMN ON THE LEFT ENTITLED "SYSTEMS INTEGRATORS", UNDER WHICH ARE PARTNER LOGOS; COLUMN ON THE RIGHT ENTITLED "COMPLEMENTARY SOFTWARE", UNDER WHICH ARE PARTNER LOGOS]

Agenda

-  About Adexa
-  ADEXA'S VALUE PROPOSITION
-  Adexa's Products
-  Adexa & FreeMarkets

Forces on Supply Chain Solutions

[GRAPHIC SHOWING, IN THE FOUR CORNERS, BEGINNING AT THE TOP LEFT AND CONTINUING CLOCKWISE, THE FOLLOWING: GLOBALIZATION AND OUTSOURCING; ACCELERATED VELOCITY; CUSTOMER PRESSURE - MASS CUSTOMIZATION; AND SHORTER LIFECYCLES - GREATER COMPLEXITY; AND IN THE CENTER ICONS REPRESENTING, AND LABELED, THE FOLLOWING:
ENTERPRISE, DISTRIBUTOR/VAR, CUSTOMERS, MARKETPLACES, CONTRACT MANUFACTURER, SUPPLIERS, SUPPLIER HUB, WITH ARROWS DEPICTING THE RELATIONSHIPS AMONG SUCH ENTITIES]

What Do Our Customers Want?

Reduce costs               Increase Revenues          Increase Business Velocity

Adexa Solutions

Designed to provide three essential capabilities:

Optimization            Collaboration                Business Process Automation
------------            -------------                ---------------------------
Industry recognized     Enables intra- and inter-    Provides workflow and
as the best supply      enterprise, real-time        business agents to
chain technology for    collaboration for demand     enable exception
direct materials, on    planning & ATP through       handling and auto-
the market!             private exchanges.           messaging in real time.

Collaborative Supply Chain Commerce

[GRAPHIC OF PARTIAL JOINING OF THREE CIRCLES, LABELED OPTIMIZATION, COLLABORATION AND BUSINESS PROCESS AUTOMATION, DEPICTING ADEXA IN THE CENTER WHERE THE CIRCLES JOIN]

Agenda

-  About Adexa
-  Adexa's Value Proposition
-  ADEXA'S PRODUCTS
-  Adexa & FreeMarkets
iCollaboration Solutions

[GRAPHIC SHOWING, ON THE LEFT, ICONS REPRESENTING, AND LABELED, SUPPLIERS, CORPORATE, PLANTS AND CUSTOMERS, AND ON THE RIGHT, THE FOLLOWING:
1.  DISTRIBUTED ENTERPRISE PLANNING]
iCollaboration Solutions

[REPEAT OF THE IMMEDIATELY PRECEDING SLIDE BUT ADDING, ON THE RIGHT, THE
FOLLOWING:

2.  SELL-SIDE COLLABORATION]
iCollaboration Solutions

[REPEAT OF THE IMMEDIATELY PRECEDING SLIDE BUT ADDING, ON THE RIGHT, THE
FOLLOWING:

3.   BUY-SIDE COLLABORATION]

Our Technology

-  Scalable
-  Adaptable
-  Single Data Model
-  Open

=- Lower Cost of Ownership

Customer Case Study

$6B PC Manufacturer

Challenge
-  7 Worldwide Sites
-  2 ERP Systems
-  Short Product Life Cycle
-  Central Planning Needed

Solution
-  Consolidated Supply Chain Visibility
-  Customer/Supplier Visibility
-  Plant Optimization

Customer Solution

[GRAPHIC SHOWING, ON THE LEFT, THE FOLLOWING LIST:

Results
-  From weekly to daily ATP
-  Planning cycle time from days to minutes
-  Better on-time delivery
-  Increased inventory turns
-  Better Coordination Among Sites;

AND, ON THE LEFT, ICONS REPRESENTING, AND LABELED, THE FOLLOWING: ENTERPRISE - 7 WORLDWIDE SITES, DISTRIBUTOR/VAR, CUSTOMERS, MARKETPLACES, CONTRACT MANUFACTURER, SUPPLIERS, SUPPLIER HUB, WITH ARROWS DEPICTING THE RELATIONSHIPS AMONG SUCH ENTITIES]

Customer Case Study

#1 Manufacturer of Fragrances, Flavors and Chemicals in the World

Challenge
-  3 Million Items in BOM
-  24 Plants Worldwide
-  12,000 Customers
-  100 New Products/Day
-  85,000 Linear supply chains

Solution
-  Optimization of Inventory
-  Visibility for Suppliers

Firmenich Solution

[GRAPHIC SHOWING, ON THE LEFT, THE FOLLOWING LIST:

Results
-  Deployed in 6 Months
-  Up-to-the-Minute Visibility and Monitoring
-  Inventory Reduction
    -  4 Months to 8 Days
    -  10's of Millions in Savings
-  Internet Connection with Suppliers;

AND, ON THE LEFT, ICONS REPRESENTING, AND LABELED, THE FOLLOWING: ENTERPRISE - 24 WORLDWIDE SITES, CUSTOMERS, MARKETPLACES, CONTRACT MANUFACTURER AND SUPPLIERS, WITH ARROWS DEPICTING THE RELATIONSHIPS AMONG SUCH ENTITIES]

Customer Case Study

Challenge
-  Multiple Facilities
-  Hundreds of Thousands of Lots
-  Each Product has 200-600 Steps for Processing

Solution
-  Modeling of the Site and Facilities
-  Ability to Process Hundreds of Thousands of Lots in Minutes
-  Integration with MES Systems
-  Used at Every Level of Management



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Customer Solution

[GRAPHIC SHOWING, ON THE LEFT, THE FOLLOWING LIST:

Results
-  10% Reduction in WIP
-  100% On-Time Delivery
-  20% Reduction in Cycle Times
-  An order of magnitude faster planning cycle time;

AND, ON THE LEFT, ICONS REPRESENTING, AND LABELED, THE FOLLOWING: FABS, OWNED AND SUBFACILITIES, DIE BANKS, SUBCONTRACTOR BACKEND, FINISHED GOODS AND CUSTOMER, WITH ARROWS DEPICTING THE RELATIONSHIPS AMONG SUCH ENTITIES]

Agenda

-  About Adexa
-  Adexa's Value Proposition
-  Adexa's Products
-  ADEXA & FREEMARKETS

Our joint solution will offer

- Supply Chain Configuration: Identify, select, and source from the highest-quality, most efficient global suppliers

- Supply Chain Operations: Seamlessly collaborate and optimize supply chain performance with those suppliers for maximum response to customer needs

Integration points of FreeMarkets and Adexa

[GRAPHIC DEPICTING TWO SQUARES, ONE LABELED FREEMARKETS AND THE OTHER LABELED ADEXA, WITH ON ARROW POINTING FROM FREEMARKETS TO ADEXA, BY WHICH IS THE FOLLLOWING LIST:

-  Supplier identification
-  Supplier's Part Numbers
-  Supplier's maximum quantity per period;

A SECOND ARROW POINTING FROM ADEXA TO FREEMARKETS, BY WHICH IS THE FOLLOWING
LIST:

-  Material shortages/excess
-  Synchronized supply plan
-  Aggregated build plan
-  New Products
-  Changes in demand;

AND A THIRD ARROW POINTING FROM ADEXA OUTWARD, BY WHICH IS THE FOLLOWING LIST:

-  Provide ATP
-  Balance demand and supply
-  Allocate material and capacity
-  Allow partner visibility]



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Immediate Value to Our Customers

Buyers
-  Provide better visibility to Suppliers
-  Provide realtime Available-to-Promise to Customers
-  Reduce Inventory
-  Be more Responsive

Suppliers
-  Provide better visibility to Customers
-  Provide Available-to-Promise & Capable-to-Promise
-  Reduce Joint Inventory
-  Vendor Managed Inventory
-  Reduce Cost of Inventory

FORWARD-LOOKING STATEMENTS

Statements in this report that are not historical facts, including those statements that refer to Adexa or FreeMarkets' plans, prospects, expectations, strategies, intentions, and beliefs, are forward-looking statements. These forward-looking statements are based on information available to FreeMarkets today, and FreeMarkets assumes no obligation to update these statements as circumstances change. There are risks and uncertainties that could cause actual results to differ materially from the forward-looking statements, including, without limitation, the risks of integrating Adexa's business with FreeMarkets' business, market acceptance of FreeMarkets' products and services, the competitive nature of the e-commerce market, FreeMarkets' ability to attract new customers, through its own efforts and through partnerships and alliances, to retain and increase revenue from existing customers, and FreeMarkets' ability to attract and retain qualified personnel. You should carefully review these and other risk factors that are described in more detail in FreeMarkets' filings with the Securities and Exchange Commission.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

FreeMarkets plans to file a Registration Statement on SEC Form S-4 in connection with its acquisition of Adexa, Inc., and FreeMarkets expects to mail a Joint Proxy Statement/Prospectus to stockholders of FreeMarkets and Adexa containing information about the transaction. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about FreeMarkets, Adexa, the transaction and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained from FreeMarkets by directing a request through the Corporate Info/Investor Relations portion of FreeMarkets' website at www.freemarkets.com or by mail to FreeMarkets, Inc., Investor Relations, FreeMarkets Center, 210 Sixth Avenue, Pittsburgh, PA 15222, telephone 412-297-8950.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, FreeMarkets files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by FreeMarkets at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other Public Reference Rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Rooms. FreeMarkets' filings with the SEC are also available to the public from commercial documents-retrieval services and at the website maintained by the SEC at www.sec.gov.

FreeMarkets and Adexa and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from FreeMarkets stockholders in favor of the issuance of FreeMarkets stock in the transaction and from Adexa shareholders in favor of the approval of the definitive agreement and the merger. A description of any interests that such directors and executive officers have in the transaction will be available in the Joint Proxy Statement/Prospectus.